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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 Schedule 14D-9
                                (Amendment No. 1)


                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                  Consolidated Capital Institutional Properties
                  ---------------------------------------------
                            (Name of Subject Company)


                  Consolidated Capital Institutional Properties
                  ---------------------------------------------
                        (Name of Person Filing Statement)


                      Units of Limited Partnership Interest
                  ---------------------------------------------
                         (Title of Class of Securities)


                                      None
                  ---------------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Patrick Foye
                   Apartment Investment and Management Company
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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     This  Amendment No. 1 amends the  Solicitation/Recommendation  Statement on
Schedule 14D-9 (the "Statement") filed with the Securities and Exchange Commission on June 9, 1999 by Consolidated Capital Institutional Properties (the "Partnership") in connection with the offer for units of limited partnership interest in the Partnership by AIMCO Properties, L.P., a Delaware limited partnership.


4.   The Solicitation or Recommendation

     Item 4 is hereby amended to read in its entirety as follows:

     "Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their units for the greatest purchase price available."


9.   Material to be Filed as Exhibits

     Item 9 is hereby amended to add the following:

     Exhibit (a)(4) - Letter to Limited Partners from the Partnership dated June 15, 1999.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    CONSOLIDATED CAPITAL INSITUTIONAL PROPERTIES

                                    By: Concap Equities, Inc.
                                        General Partner

                                        By: /s/ Patrick Foye
                                            ------------------------------------
                                            Executive Vice President

                                    Date: June 15, 1999

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                                  EXHIBIT INDEX


     Exhibit No.      Description
     -----------      -----------
     (a)(4)           Letter to Limited Partners from the Partnership dated
                      June 15, 1999.